**EXHIBIT 99.3**

The following tables set forth the name, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the Reporting Person.

**Board of Directors of GameStop**

| Name | Citizenship | Present Principal Occupation or Employment | Name, Principal Business and Address of Employer |
|------|-------------|--------------------------------------------|-------------------------------------------------|
| Ryan Cohen | Canada | President, Chief Executive Officer and Chairman of the Board of GameStop Corp. | GameStop Corp.<br><br>See Item 2(b) and Item 2(c) for principal business and address of GameStop Corp. |
| Alain (Alan) Attal | United States | Corporate Director of GameStop Corp. | GameStop Corp.<br><br>See Item 2(b) and Item 2(c) for principal business and address of GameStop Corp. |
| Lawrence (Larry) Wei Cheng | United States | Co-Founder and Managing Partner of Volition Capital, LLC | Volition Capital, LLC<br><br>Growth equity investment firm.<br><br>177 Huntington Ave., 16<sup>th</sup> Floor<br>Boston, MA 02115 |
| James (Jim) Grube | United States | Corporate Director of GameStop Corp. | GameStop Corp.<br><br>See Item 2(b) and Item 2(c) for principal business and address of GameStop Corp. |
| Nathaniel (Nat) Snead Turner, V | United States | Chairman and Chief Executive Officer of Collectors Holdings, Inc. | Collectors Holdings, Inc.<br><br>Holding company focused on collectibles.<br><br>1610 E. St. Andrew Place<br>Santa Ana, CA 92705 |

**Executive Officers of GameStop**

| Name | Citizenship | Present Principal Occupation or Employment | Principal Business and Address of Employer |
|------|-------------|--------------------------------------------|---------------------------------------------|
| Ryan Cohen | Canada | President, Chief Executive Officer and Chairman of the Board of GameStop Corp. | GameStop Corp.<br><br>See Item 2(b) and Item 2(c) for principal business and address of GameStop Corp. |
| Daniel (Dan) Moore | United States | Principal Financial and Accounting Officer of GameStop Corp. | GameStop Corp.<br><br>See Item 2(b) and Item 2(c) for principal business and address of GameStop Corp. |
| Mark H. Robinson | United States | General Counsel and Secretary of GameStop Corp. | GameStop Corp.<br><br>See Item 2(b) and Item 2(c) for principal business and address of GameStop Corp. |